Granite City Food & Brewery Ltd.
5402 Parkdale Drive, Suite 101
Minneapolis, MN 55416

July 22, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Attention:	Justin Dobbie and Chanda DeLong

Re:	Granite City Food & Brewery Ltd.
Registration Statement on Form S-3
Filed June 15, 2011
File No. 333-174908

Ladies and Gentlemen:

We are responding to the letter from Justin Dobbie dated July 12, 2011.  Our responses follow the comments included in such letter, which are presented in boldface type.  We are also contemporaneously filing Amendment No. 1 to our Form S-3 (“Amendment No. 1”).

General

1.              Please revise to name Concept Development Partners LLC as an underwriter or provide a detailed legal analysis as to why this is not necessary.  In addition, in light of the fact that the selling shareholder appears to be an underwriter, please provide a legal analysis as to why you are eligible to conduct a primary offering of securities on Form S-3.  Otherwise, please refile on the appropriate form.

Overview

We respectfully submit to the staff that Concept Development Partners LLC (“CDP”) is not, and should not be considered, an “underwriter” within the statutory definition of Section 2(a)(11) of the Securities Act, and the registration is not an indirect primary offering by our company, but rather is appropriately described as a secondary offering of securities for which our company is eligible to use Form S-3.

Statutory and Interpretative Background

Section 2(a)(11) of the Securities Act defines “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.”

The Division of Corporation Finance’s guidance in Compliance and Disclosure Interpretation 128.04 (January 26, 2009) provides that the determination of whether a purchaser of securities is an underwriter with respect to resales of such securities “depends on the facts and circumstances of the particular case.”

Compliance and Disclosure Interpretation 612.09 (January 26, 2009) provides a detailed analysis of the relevant factors that should be examined in determining whether a selling shareholder is actually an underwriter and, hence, whether a purported secondary offering is really a primary offering.  It reads as follows:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Each of the relevant factors listed in the foregoing interpretation is discussed below in our context.  In our view, based on consideration of all of those factors, we believe CDP is not, and should not be considered, an underwriter, and that the registration statement relates to a valid secondary offering.

Analysis

How long has the selling shareholder held the shares?  On February 8, 2011, CDP entered into a stock purchase agreement to acquire 3,000,000 shares of Series A Convertible Preferred Stock (“Series A Preferred”), which would be convertible into 6,000,000 shares of common stock.  Following shareholder approval of such transaction, CDP came to beneficially own such shares on May 10, 2011.  It has borne the market risk of its investment in the securities since that time (a period in excess of 60 days).  In the stock purchase agreement, CDP acknowledged that its securities were subject to restrictions on transferability and CDP represented that it was purchasing the securities for its own account for investment purposes and not with a present view towards distribution.  Bearing market risk and providing acknowledgements and representations of this variety are inconsistent with the practices of underwriters.

The staff’s “PIPEs” interpretation, set forth in Compliance and Disclosure Interpretation 116.19 (November 26, 2008), contemplates that a valid secondary offering may occur immediately following closing of the placement.  Since no holding period is required for a PIPE transaction to be a valid secondary offering, by definition a holding period of more than 60 days should also be sufficient for a valid secondary offering.  This concept comports with long-standing practice in the PIPEs marketplace in which a registration statement is required to be filed shortly after closing and declared effective shortly thereafter.  Those are the contractual requirements to which we are subject.  Designating as a concern the period of time between closing and registration would be inconsistent with the staff’s PIPEs interpretation.

What are the circumstances in which the selling shareholder received its shares?  In February 2011, we entered into the above-referenced stock purchase agreement with CDP, and other definitive agreements with DHW Leasing, L.L.C. (“DHW”), our largest shareholder prior to the CDP transaction, and Dunham Capital Management, L.L.C., that ultimately resulted in (1) our issuance to CDP of 3,000,000 shares of Series A Preferred, (2) availability of a new $10 million credit facility, (3) our repurchase of 3,000,000 shares of common stock from DHW, and (4) other arrangements that focused on lowering our restaurant occupancy costs.  The Series A Preferred was issued in a valid private placement that complied in all respects with the PIPEs interpretation, Section 4(2) of the Securities Act and Regulation D promulgated thereunder.  As set forth above, CDP represented to us that it was purchasing the securities for its own account for investment purposes and not with a view towards distribution.  There is no evidence to suggest that those representations are false.

If registration of such securities were to equate to an intent to distribute, then no PIPE transaction could ever occur because the mere fact of registration would negate an investor’s representation of investment intent which would destroy any private placement exemption.  However, the PIPEs interpretation makes clear that an investor can have a valid investment intent, even if the shares purchased are registered for resale at the time of closing.

Furthermore, the Series A Preferred contains merely weighted-average anti-dilution provisions.  It does not contain “toxic” terms that would merit special concern from the staff.

What is the nature of the selling shareholder’s relationship with the issuer?  The nature of the transaction in which CDP acquired its securities and CDP’s activities and relationships with our company reflect that CDP became the beneficial owner of the securities as part of a long-term investment, and not for purposes of a distribution of securities.

CDP is majority-owned by an affiliate of CIC Partners’ fund, CIC II LP, and CDP Management Partners, LLC.  CIC Partners is a mid-market private equity firm based in Dallas, Texas.  CIC Partners has invested in more than 40 companies with revenues of $10 million to $1 billion in industries including energy exploration, food, healthcare services, restaurants and retail.  CIC Partners and its predecessor firm’s prior restaurant and retail investments include Buffet Partners (dba Furr’s), DF&R Restaurants Inc. (Don Pablo’s), Main Street Restaurant Group, the largest T.G.I. Friday’s franchisee, Restoration Hardware, and Quiznos.  These entities do not acquire companies with the specific intent of monetizing their investments through a distribution of shares.  These entities typically hold their portfolio companies for a significant duration before experiencing a liquidity event.  This liquidity event often takes the form of a privately negotiated sale to a single purchaser.  Accordingly, a significant portion of the investments made by these entities never involve a distribution of securities.

These entities acquired their interests in CDP, and CDP in turn acquired its interest in our company, for the purpose of making a long-term investment in our company.  These entities did not have any intention at the time of the CDP transaction to monetize their investment in CDP through an offering of securities.  Instead, these entities made their investments in CDP with the goal of working together to increase the value of our company over time.

In addition to improving our capital position and providing financing for future growth, the CDP transaction also gave us additional depth in management and at the board level.  Robert Doran, formerly the Executive Vice President of McDonald’s USA, was appointed as our Chief Executive Officer.  Dean Oakey, President of CDP, assumed the role of Chief Concept Officer to explore strategic initiatives for our company to enhance top line revenue.  In addition to Mr. Doran, the following persons joined our board as a result of the CDP transaction:  Michael Rawlings, partner of CIC Partners, Chairman and CEO of Legends Hospitality and former President of Pizza Hut; Lou Mucci, former CFO at BJ’s Restaurants Inc. and former partner at PricewaterhouseCoopers LLP; Michael Staenberg, President and Founder of THF Realty; and Fouad Bashour, partner of CIC Partners, who became our Chairman of the Board.  The nature of CDP’s involvement with our company underscores that CDP acquired its securities for investment purposes and not with a view to distribution.

How many shares are involved?  The registration statement seeks to register 6,000,000 shares of common stock issuable to CDP upon conversion of Series A Preferred and 1,000,000 shares of common stock that may become issuable to CDP as dividends on the Series A Preferred through December 31, 2013 (including 15,914 shares issued to CDP as dividend shares on June 30, 2011).  As of July 14, 2011, we had 4,654,067 outstanding shares of common stock.  Assuming conversion of the Series A Preferred into 3,000,000 shares of common stock and the issuance of an additional 984,086 dividend shares (bringing the total number of dividend shares to 1,000,000), the securities held by CDP to be registered via this registration statement represent approximately 60.1% of our outstanding common stock.  The securities to be registered on behalf of CDP constitute approximately 54.4% of our outstanding common stock on a fully diluted basis.

Of course, the number of shares involved represents but one of the factors to be evaluated in determining whether the selling shareholder is an underwriter and this transaction can be differentiated from the PIPE transactions involving more than one-third of an issuer’s public float (those the staff has been known to scrutinize to see if they might be disguised primary offerings for Rule 415 purposes) in that the current market for our stock simply could not support the distribution of all of these shares.

In our case, as reported by the NASDAQ Stock Market (www.nasdaq.com), through and including July 14, 2011, the three-month average daily trading volume of our common stock was 7,697 shares, which represents approximately 0.0011% of the securities that we are contractually obligated to register on behalf of CDP.  Accordingly, it would be extremely difficult and unlikely that CDP could liquidate its position in our company in the open market within any foreseeable period of time.  No rational investor would purchase such a large block of shares with the intent of effectuating a distribution.  The minimum float in our common stock would render any attempt to distribute the shares impossible — the concept that CDP would have “freely tradable” shares following this registration is far more theoretical than real.  For all practical purposes, CDP is locked into its investment for the foreseeable future, regardless of whether its shares are registered.

Further, throughout our company’s negotiations with CDP leading up to our entry into the stock purchase agreement, it became clear to us that CDP was interested in obtaining a present yield on its investment.  This interest of CDP explains the inclusion of the 9% dividend in the terms and conditions of the Series A Preferred.  If CDP were to convert shares of Series A Preferred into common stock, which is a pre-condition for such shares of common stock to be sold pursuant to the registration statement, the 9% yield would cease as to those shares.  Thus, converting shares of Series A Preferred to common stock and selling those shares pursuant to the registration statement would be inconsistent with the intent and stated goals CDP articulated during its negotiations with our company.

Is the selling shareholder in the business of underwriting securities?  CDP is not in the business of underwriting securities.  As discussed above, CDP, which is majority-owned by an affiliate of CIC Partners’ fund, CIC II LP, and CDP Management Partners, LLC, was formed as an investment vehicle through which these entities could make an indirect investment in our company.  CDP is not in the business of selling or underwriting securities and has never been a participant in any distribution of securities.

Further, there is no evidence to suggest that a distribution would occur if the registration statement is declared effective.  Under Rule 100(b) of Regulation M, a distribution is defined as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.”  CDP has not made any arrangements with any broker/dealer to undertake any special selling efforts or otherwise engage in any distribution of the shares to be registered, and there is no evidence to suggest that special selling efforts would take place or that special selling methods would be utilized, if the registration statement were declared effective.

Under all of the circumstances, does it appear the selling shareholder is acting as a conduit for the issuer?  Based on the totality of the circumstances described above, we believe that the proposed resale registration is a valid secondary offering on Form S-3 and that CDP is not acting as a conduit for the offering of shares on behalf of our company or acting as an underwriter with respect to the shares offered thereby.

Conclusion

Applying the relevant facts to the principles outlined above, we believe that CDP is not, and should not be considered, an underwriter and the registration is, therefore, appropriately described as a secondary offering for which we are eligible to use Form S-3.

Cover Page of Registration Statement

2.              We note that in footnote (3) to the fee table, you state that the amount of registered shares includes an “estimated 1,000,000 shares” that may become issuable as dividends.  Please clarify whether this is the maximum number of shares that can be issued and confirm your understanding that for any additional shares issued, you must file a new registration statement to register the offering.  Alternatively, advise.

We advise the staff that we estimated the number of dividend shares due to our inability to precisely quantify such number.  We are contractually required to issue $101,250 of common stock every quarter through December 31, 2013, but the actual number of shares to be issued is derived by dividing such dollar amount by the closing sale price of our common stock averaged over the 90 trading days prior to the date of each quarterly calculation.  As a result, 1,000,000 shares is not the maximum (nor the minimum) number of shares issuable as dividend shares on our Series A Convertible Preferred Stock.  It is simply an estimate.  We hereby confirm our understanding that any additional dividend shares issued beyond 1,000,000 would not be registered for resale absent a new registration statement relating to the offering of such additional shares.

To simplify our disclosure and avoid any potential for misinterpretation of the estimate, we have removed the words “an estimated” before each instance in Amendment No. 1 in which we speak of the number of shares that “may become issuable” as dividends.  We believe the use of “may” in those references communicates that the number of dividend shares may vary, without potentially creating the impression that dividend shares in excess of 1,000,000 are covered by this registration statement.

Prospectus Summary, page 4

3.              Please disclose in the first paragraph of this section your revenues and net losses for the last three fiscal years and your accumulated deficit of approximately $55.8 million.

We have included such disclosure in Amendment No. 1.

4.              Please revise to provide a “Recent Developments” section to disclose the material terms of the share issuance to Concept Development Partners LLC.

We have included such disclosure in Amendment No. 1.

Our company acknowledges that:

•              should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•              the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•              the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please call me at (952) 215-0676 or Brett D. Anderson, Esq. of Briggs and Morgan, P.A., our outside counsel, at (612) 977-8417.

Very truly yours,

Granite City Food & Brewery Ltd.

/s/ James G. Gilbertson
James G. Gilbertson
Chief Financial Officer

cc:	Fouad Z. Bashour
Robert J. Doran
Russell E. Andrews
Avron L. Gordon, Esq.
Brett D. Anderson, Esq.
Martin F. Doublesin, Esq.